EXHIBIT 11.1

                                                                                      Pro Forma
                                                             Three Months Ended    Three Months Ended
                                                               March 31, 1997        March 31, 1996
                                                               --------------        --------------
Weighted average shares of common stock
 and equivalents:

    Common stock(1)....................................         7,737,000              6,290,000

    Options and warrants, based
      on treasury stock method (2).....................               -                1,421,000
                                                              -----------             ----------
      Total............................................         7,737,000              7,711,000

Net income (loss)......................................       $(1,827,963)            $  638,173
Net income (loss) per share............................       $     (0.24)            $     0.08
                                                              ============          =============

  (1) All convertible preferred stock converted to common stock upon completion of the Company's initial public offering in February 1997. All convertible preferred stock (including, for pro forma purposes, convertible preferred stock issued during the twelve-month period prior to the initial public offering) is treated as if converted to common stock at the beginning of earliest period presented.

  (2) Pro forma weighted average shares for the three months ended March 31, 1996 include common stock equivalents issued during the 12 month period prior to the initial public offering. Weighted average shares for the three months ended March 31, 1997 exclude all options and warrants because they are anti-dilutive.